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                                                                    EXHIBIT 99.1


Quickturn Board to Review Mentor Graphics'
Unsolicited Tender Offer

Advises Shareholders to Take No Action at Present Time

SAN JOSE, Calif.--(BUSINESS WIRE)--August 12, 1998--Quickturn Design Systems, Inc. (NASDAQ: QKTN - news) announced today, in response to Mentor Graphics Corporation's (NASDAQ: MENT - news) unsolicited tender offer for all outstanding shares of Quickturn, that the Company's board of directors will study the offer and make its recommendation to shareholders in due course. In the meantime, Quickturn urges all its shareholders to take no action with respect to the Mentor Graphics offer and any related activities until Quickturn's board of directors has made its recommendation.

Quickturn Design Systems, Inc. is the leading provider of verification products and time-to-market engineering (TtME(TM)) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered at 55 W. Trimble Road, San Jose, CA 95131-1013; Telephone: 408/914-6000. For more information, visit the Quickturn Web site at www.quickturn.com or send e-mail to info@quickturn.com.

Contact:

     Quickturn Design Systems, Inc.
     Raymond K. Ostby
     Vice President Finance & Administration, CFO
     (408) 914-6633
       or
     Abernathy MacGregor Frank
     Jim MacGregor/Matt Sherman
     (212) 371-5999